(Summary English Translation)

File No.82-5139

During Fiscal Year 2004 (7th Fiscal Year)

Interim Business Report

From Six-month Period from April 1, 2004 through September 30, 2004

CYBIRD Co., Ltd.

Message from President

This section includes a greeting from Robert Kazutomo Hori, President and CEO of the Company, and the outline of Results of Operation and Mid-term corporate strategy.

Financial Highlight

This section shows major financial indicators;

1) Net sales
2) Sales by business segment / % of consolidated sales
3) Total assets / Net assets / Equity ratio
4) Ordinary income / Net income and loss / Earnings per share
5) Annualized ROE
6) Cash Flow / Free cash flow / EBITDA

Smile Story

This section includes two stories of our service we have started during this interim period;

1) Introducing a business alliance with bitWallet, Inc., operator of the electronic money system "Edy".
2) Introducing a cooperative development of new search service with Microsoft Corporation.

Results of Operation

Mobile Content Business

Sales of this segment have increased from 3,451 million yen to 3,937 million yen.

Marketing Solution Business

Sales of this segment have increased from 971 million yen to 1,470 million yen.

International Business

Sales of this segment have decreased from 18 million yen to 31 million yen.

Technology Related Business (KLab Inc.)

Sales of this segment including those of KLab Inc., an affiliate company of the Company, have increased from 535 million yen to 730 million yen.

Financial Statements

Consolidated Balance Sheets (Summarized)

	September 30, 2004	September 30, 2003	Changes
	thousands of yen	thousands of yen	%
Assets			
Current assets:			
Cash and cash equivalents	5,125,540	1,726,137	196.9
Accounts receivable	2,629,445	2,372,873	10.8
Inventories	6,834	31,976	(78.6)
Others	320,844	458,951	(30.1)
Allowance for doubtful accounts	(31,254)	(29,783)	(4.9)
Total current assets	8,051,410	4,560,155	76.6
Property and equipment:			
Tangible fixed assets:	231,725	283,575	(18.3)
Intangible fixed assets:			
Software	393,107	405,800	(3.1)
Others	42,069	153,714	(72.6)
Total intangible assets	435,176	559,514	(22.2)
Investments and other assets:			
Investment securities	389,426	455,983	(14.6)
Deposit with landlord	349,030	727,514	(52.0)
Others	453,871	232,914	94.9
Allowance for doubtful accounts	(28,813)	—	—
Total investments and other assets	1,163,515	1,416,412	(17.9)
Total property and equipment	1,830,417	2,259,502	(19.0)
Total	9,881,827	6,819,657	44.9

Consolidated Balance Sheets (Summarized)

	September 30, 2004	September 30, 2003	Changes
	thousands of yen	thousands of yen	%
Liabilities:			
Current liabilities:			
Accounts payable	1,006,875	438,682	129.5
Short-term debt	2,496	300,580	(99.2)
Accrued expenses	188,626	649,518	(71.0)
Accrued income taxes	629,297	20,865	2,915.5
Bonus payment reserve	75,750	104,487	(27.5)
Others	55,318	50,617	9.3
Total current liabilities	1,958,364	1,564,752	25.2
Long-term liabilities:			
Long-term liabilities	2,928	5,840	(49.9)
Total long-term debt	2,928	5,840	(49.9)
Total liabilities	1,961,292	1,570,592	24.9
Minority interests:	221,863	84,499	162.6
Shareholders' Equity:			
I Common stock	3,230,710	2,595,417	24.5
II Additional paid-in capital	3,287,405	2,652,116	24.0
III Retained earnings	1,180,554	(82,541)	—
IV Unrealized gain in available-for-sale securities	—	216	—
V Foreign currency transaction adjustment	—	(642)	—
Total shareholders' equity	7,698,671	5,164,566	49.1
Total	9,881,827	6,819,657	44.9

Consolidated Income Statement (Summarized)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	Changes
	thousands of yen	thousands of yen	%
Net Sales	6,170,669	4,977,041	24.0
Cost of sales	3,777,922	2,656,365	42.2
Gross Profit	2,392,747	2,320,676	3.1
Selling, general and administrative expenses	2,164,606	2,290,812	(5.5)
Operating Income	228,140	29,863	663.94
Non-operating income	13,518	5,445	148.2
Non-operating expenses	4,547	7,677	(40.8)
Ordinary Income	237,111	27,632	758.1
Extraordinary profit	1,532,384	—	—
Gain on sale of investment securities	1,532,384	—	—
Extraordinary loss	116,294	109,284	6.4
Income Before Income (loss) Taxes and Minority Interests	1,653,201	(81,652)	—
Inhabitant taxes	—	3,730	—
Income taxes	632,837	—	—
Prior year adjustments of income taxes	—	25,489	—
Differed taxes	(15,627)	(80,746)	—
Profit (Loss) on minority interests	(1,008)	30,299	—
Net Income (Loss)	1,037,000	(60,425)	—

Consolidated Cash Flow Statements (Summarized)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)
	thousands of yen	thousands of yen
Cash flow from operating activities	130,956	(319,770)
Cash flow from investing activities	1,380,767	(697,130)
Cash flow from financing activities	431,720	28,676
Foreign currency translation adjustment	58	413
Net increase in cash and cash equivalents	1,943,503	(987,810)
Cash and cash equivalents at the beginning of period	3,182,036	2,713,947
Cash and cash equivalents at the end of period	5,125,540	1,726,137

News & Topics

This section covers an establishment of joint venture company "C&T Mobile Support Co., Ltd.", an alliance with usen Corp. in mobile phone-related business and etc.

Stock Information (as of September 30, 2004)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of September 30, 2004)

This section mentions the name, date of establishment, amount of capital and sales, number of employees, description of business, names of board members, banks of account, affiliated associations, consolidated subsidiaries and name of affiliated company of the Company.